SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated April 29, 2008

STMicroelectronics N.V.
(Name of Registrant)

39, Chemin du Champ-des-Filles
1228 Plan-les-Ouates, Geneva, Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X      Form 40-F _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes          No X

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82- __________

Enclosure:  A press release dated April 28, 2008, announcing 2008 first quarter revenues and earnings.

PR No. C2577C

STMicroelectronics Reports 2008 First Quarter
Revenues and Earnings

•	First quarter net revenues increased 8.9% year-over-year to $2.5 billion, and excluding Flash Memories Group, net revenues increased 11.6% to $2.2 billion

•	Gross margin, excluding Flash Memories Group, was 37.6%

•	Diluted EPS $0.13 before restructuring and one-time charges

Geneva, April 28, 2008 - STMicroelectronics (NYSE: STM) reported financial results for the 2008 fiscal first quarter ended March 30, 2008.

ST, in conjunction with Intel and Francisco Partners, completed their previously announced agreement to create Numonyx, an independent semiconductor company, with ST contributing its Flash Memories Group (FMG). The transaction was completed on March 30, 2008. The first quarter 2008 income statement incorporates FMG for the entire period while the balance sheet reflects Numonyx equity valuation at quarter end. In this press release, ST presents certain financial results for the Company as a whole, as well as for the Company excluding FMG.

The acquisition of Genesis Microchip, a leading supplier of image processors, is included in the first quarter 2008 results following completion of the acquisition in January, 2008.

Net Revenues and Gross Profit Review

In Million US$ and %
	Q1 2008	Q1 2007

Net Revenues	2,478	2,276
ST ex FMG	2,179	1,953
FMG	299	323
Gross Profit	899	785
Gross margin	36.3% *	34.5%
Gross margin ex FMG	37.6%	37.0%

* Gross margin for total Company reflects accounting of Flash Assets as Held for Sale

On a year-over-year basis and excluding FMG, ST’s net revenues grew 11.6%, led by automotive, industrial and wireless segments, and the inclusion of $32 million in sales from Genesis Microchip. Including FMG, net revenues increased 8.9% year-over-year, as FMG revenues decreased about 7.4% due to difficult memory market conditions.

On a sequential basis and excluding FMG, net revenues decreased 8.6%, reflecting sales growth in automotive and the addition of Genesis Microchip, offset principally by seasonal declines in all other market segments. Including FMG, sales declined sequentially 9.6%.

Excluding FMG, gross profit was $820 million for the 2008 first quarter, increasing about 13% in comparison to the year-ago quarter. Excluding FMG the gross margin was 37.6%, representing an increase of about 60 basis points in comparison to the year-ago period, thanks to improved product mix and volumes and despite the much more difficult currency environment. The Company estimates that currency negatively impacted gross margin by about 300 basis points year-over-year.

Both the gross profit and gross margin were lower in the first quarter in comparison to the prior period, reflecting Q4 to Q1 seasonal volume declines in certain product families, first quarter contract pricing as well as currency.

Operating Expenses

Combined Q1 2008 SG&A and R&D expenses of $813 million include a one-time, non-cash $21 million charge for in-process R&D specifically related to the Genesis Microchip acquisition. Excluding the impact of this incremental expense for in-process R&D and currency, combined SG&A and R&D expenses were essentially flat sequentially, reflecting the addition of Genesis operating costs and higher share-based compensation charges.

On a year-over-year basis, R&D costs increased about 2% excluding the one-time, in-process R&D charge and net of currency impacts, while SG&A increased approximately 5%, excluding currency impacts.

In the first quarter of 2008, the effective average exchange rate for the Company was approximately $1.47 to €1, compared to $1.425 to €1 in the fourth quarter of 2007 and $1.29 to €1 in the year-ago quarter. The Company’s effective exchange rate reflects actual exchange rate levels combined with the impact of hedging programs.

President and CEO Carlo Bozotti commented, “The first part of 2008 was very active from a strategic perspective. We completed the spin-off of our Flash business into a new company, Numonyx. We better secured our wireless position for the future through the announced majority-owned joint venture with NXP, combining complementary product lines and customer bases into an extremely well positioned industry leader. We also completed the acquisition of Genesis Microchip to strengthen our position in digital TV.

“From a financial perspective, first quarter revenue and gross margin closely tracked our outlook. Looking at our business, which now excludes FMG, we recorded strong year-over-year sales growth of 11.6%, well-supported by growth in all market segments, and more particularly driven by industrial and telecom, demonstrating the progress we are making in building a stronger product portfolio.

“Due to the continued and substantial decline of the US dollar, our profitability improvements continue to be absorbed by negative currency fluctuations. We estimate that our year-over-year operating profit was significantly affected, by about $140 million.

“Finally, our net operating cash flow of about $220 million, before payment for the Genesis acquisition, also underscores our progress in capital management which has led to significant reductions in ST’s capital intensity.”

Summary of Currency Impact

Management believes that currency impact on operating performance is an important element in comparing operating results. The following table intends to report estimated year-over-year currency impacts.

In Million US$ and %
Effective USD/Euro	Q1 2008 as reported $1.47	Q1 2007 as reported $1.29	Estimated impact on selected Q1 2008 results at Q1 2007 exchange rates*
			Estimated Adverse Impact	Estimated Q1 2008 results at constant currency
Net Revenues	2,478	2,276
Gross Profit	899	785	74	973
Gross margin	36.3%	34.5%	300 basis points	39.3%
R&D	(509)	(435)	43	(466)
SG&A	(304)	(261)	29	(275)
**Pro-forma Operating income: excluding Impairment & Restructuring and In-process R&D charges	116	74	143	259

* These columns reflect non-GAAP best estimates of exchange-rate impact on selected financial metrics for ST, and are based upon a US dollar-to-Euro effective exchange rate of $1.29 per Euro and $1.47 per Euro for First Quarter 2007 and First Quarter 2008, respectively. Net revenues impact is based on the assumption that industry prices adjust to equivalent US$ prices with a delay of one quarter, and it is incorporated into estimated amounts.
**Pro-forma Operating income excluding Impairment, Restructuring and In-process R&D charges is a metric management believes represent a meaningful comparison of operating performance. The Q1 2007 amount is derived by adding $12 million in impairment and restructuring charges to the reported operating income of $62 million; while the Q1 2008 amount comes from the addition of $183 million in impairment and restructuring charges and $21 million in one-time in-process R&D expenses from the acquisition of Genesis Microchip to the reported -$88 million in operating income.

Operating Income, Net Income and Earnings per Share

First quarter 2008 impairment and restructuring charges totaled $183 million, with $19 million primarily coming from previously announced restructuring programs and $164 million in non-cash impairment charges related to the completion of the FMG divestiture.

Following the announcement in January 2008 of impairment recognition in certain asset-backed securities, a downgrade in the credit rating of a portion of these securities has resulted in ST recognizing an additional pre-tax $29 million impairment to the value of these financial assets in the first quarter of 2008. Additionally, the Company has initiated legal action, and will continue to pursue all options to recover its losses from these investments, which were made by a global financial institution deviating from our specific authorization.

Based upon impairment, restructuring and other closure costs--principally due to the completion of the spin-off of its FMG division--ST reported an operating loss of $88 million and a net loss of $84 million or $0.09 per share in the 2008 first quarter.

Excluding impairment and restructuring charges and in-process R&D charge, operating income and margin were $116 million and 4.7%, respectively. Net income per diluted share was $0.13 excluding restructuring, impairment, in-process R&D charges and other-than-temporary impairment charge on financial assets.

In the year-ago quarter, the Company reported operating income of $62 million, equal to an operating margin of 2.7% (3.2% excluding restructuring and impairment charges), and net income of $74 million or $0.08 per diluted share ($0.09 excluding restructuring and impairment charges).

In the prior quarter, the Company reported an operating loss of $15 million (operating income was $264 million, an operating margin of 9.6%, excluding restructuring and impairment charges of $279 million), and net income of $20 million, or $0.02 per diluted share ($0.27 excluding restructuring and impairment charges that are equivalent, net of taxes, to $0.20 per diluted share, and other-than-temporary impairment charges on marketable securities of $46 million, an after-tax impact of $0.05 per diluted share).

Cash Flow and Balance Sheet Highlights

Net cash from operating activities was $502 million in the first quarter. Net operating cash flow* was $49 million, or $219 million excluding the $170 million payment for the Genesis business acquisition for the first quarter, compared to $172 million in the year-ago quarter.

Capital expenditures were $258 million, or 10.4% of net sales during the first quarter, compared to $405 million, or 14.8% in the prior quarter and $285 million, or 12.5% in the year-ago quarter.

Inventory was $1.54 billion at quarter end following the disposal of FMG, reflecting the addition of Genesis Microchip inventory, about $40 million of currency effect as well as stock increases in preparation for second quarter sales growth.

At March 30, 2008, ST’s cash and cash equivalents, marketable securities, short-term deposits and restricted cash equaled $3.71 billion. Total debt was $2.62 billion. ST’s net financial position** was $1.1 billion. Shareholders’ equity was $9.84 billion.

*  Net operating cash flow is a non-US GAAP metric, which the Company’s management utilizes as a measure of cash-generation capability. It is defined as net cash from operating activities ($502 million in the first quarter of 2008) minus net cash used in investing activities (primarily capital expenditures) excluding restricted cash, payments for purchase of and proceeds from the sale of marketable securities (current and non-current) and investment in and proceeds from matured short-term deposits ($453 million in the first quarter of 2008).
**  Net financial position is a non-US GAAP metric used by the Company’s management to help assess financial flexibility. It is defined as cash and cash equivalents, marketable securities (current and non-current), short-term deposits and restricted cash ($3,709 million) minus total debt (bank overdrafts $0 million + current portion of long-term debt $300 million + long-term debt $2,324 million).

Net Revenues by Market Segment for Q1 2008

The following table estimates, within a variance of 5% to 10% in the absolute dollar amount, the relative weighting of each of the Company’s target market segments for the 2008 first quarter.

As % of Net Revenues	Q1 2008
Market Segment	ST	ST excluding FMG

Automotive	16%	18%
Consumer	17%	17%
Computer	16%	17%
Telecom	35%	31%
Industrial & Other	16%	17%

In comparison to the year-ago quarter, all market segments posted growth, led by Industrial & Others which increased 14%; Telecom and Consumer, which increased 10% and 8%, respectively; and Computer and Automotive, which increased approximately 6% each.

On a sequential basis, and excluding Flash memory, Telecom reported a 17% seasonal sales decline, while Computer and Consumer were both down about mid single-digit percentages.

Financial and Operating Data by Product Segment for Q1 2008

The following table provides a breakdown of revenues and operating income by product segment.

In Million US$ and %	Q1 2008
Segment	Net Revenues	% of Net Revenues	Operating income (loss)

ASG (Application Specific Product Groups)	$1,393	56.2%	$7
IMS (Industrial and Multisegment Sector)	772	31.2%	90
FMG (Flash Memories Group)	299	12.1%	16
Others (1)(2)	14	0.5%	(201)

TOTAL	$2,478	100%	$(88)

(1) Net revenues of “Others” include revenues from sales of Subsystems and other products not allocated to product segments.
(2) Operating loss of “Others” includes items such as impairment, restructuring charges, and other related closure costs, start-up costs, and other unallocated expenses such as strategic or special research and development programs, acquired in-process R&D, certain corporate-level operating expenses, certain patent claims and litigations, and other costs that are not allocated to the product segments, as well as operating earnings or losses of the Subsystems and Other Products segment.

ASG’s revenues grew 14.2% year-over-year and decreased 8.4% sequentially. Year-over-year sales improvement was driven by application specific wireless, consumer-- including Genesis Microchip--and automotive products. ASG’s operating profit declined sequentially due to seasonal factors and currency impact.

Carlo Bozotti observed, “Importantly, we experienced strong underlying improvement, year-over-year, in our ASG operating income, including the incremental costs from the 3G design team we acquired from Nokia in November. Masking most of our improvement is the difficult currency environment and, to a lesser extent, Genesis Microchip, a transaction we just closed, where we plan to realize identified synergies within a couple quarters of integration.”

IMS’ sales declined 8.7% sequentially and grew 7.1% year-over-year reflecting strength in MEMS, microcontrollers, and advanced analog products. IMS’ operating profit was $90 million, a decline sequentially reflecting season factors and currency impact. FMG sales declined 16.5% sequentially and 7.4% year-over-year, while operating profit showed the benefit of suspended depreciation.

Outlook

Mr. Bozotti stated, “We continue to have strong positive momentum with our new product introductions and marketing efforts, and, despite the current economic uncertainties, expect sales to increase sequentially in the range between 5% and 11% compared to first quarter sales of $2.18 billion excluding FMG. This outlook represents approximately 10% to 16% year-over-year growth. Second quarter 2008 gross margin is expected to be about 37% plus or minus one percentage point.”

This outlook is based on an assumed currency exchange rate of approximately $1.55 = €1.00 for the 2008 second quarter, which reflects current exchange rate levels combined with the impact of existing hedging contracts.

Recent Corporate Developments

The Company recently announced the main resolutions to be submitted for shareholders’ approval at the Company’s Annual General Meeting, which will be held in Amsterdam on May 14th, 2008.

The main resolutions, proposed by the Supervisory Board, include:

•
Approval of the Company’s 2007 accounts reported in accordance with International Financial Reporting Standards (IFRS). (2007 accounts reported in accordance with U.S. GAAP were filed on SEC Form 20-F on March 3, 2008.)

•	The reappointment for a three-year term, expiring at the 2011 Annual General Meeting, of Carlo Bozotti, as the sole member of the Managing Board and the Company’s President and CEO.
•
The reappointment for a three-year term, expiring at the 2011 Annual General Meeting, for the following members of the Supervisory Board: Mr. Gérald Arbola, Mr. Tom de Waard, Mr. Didier Lombard and Mr. Bruno Steve, and the appointment to the Supervisory Board, for a three-year term expiring at the 2011 Annual General Meeting, of Mr. Antonino Turicchi.

•
The distribution of a cash dividend of US$0.36 per share, to be paid in four equal quarterly installments in May, August, and November 2008 and February 2009 to shareholders of record in the month of each quarterly payment. If approved, for the first installment, the Company's common shares will trade ex-dividend on the three stock exchanges on which they are listed, on Monday May 19, 2008. For holders of shares listed on Euronext Paris and the Milan Stock Exchange (Borsa Italiana), Monday, May 19, 2008 will also be the payment date. For holders of shares listed on the New York Stock Exchange, the record date will be Wednesday, May 21, 2008, and the payment date will be on or after Tuesday, May 27, 2008. Transfers between New York and European (Dutch) registered shares will be closed from the end of business in Europe on Friday, May 16, 2008, until the open of business in New York on Thursday, May 22, 2008.

Additional Corporate Developments
•	On January 25, ST announced that it had performed all necessary steps to complete its acquisition of Genesis Microchip, concluded the transaction and began the integration of

Genesis into ST’s Home Entertainment & Displays Group. ST anticipates using the acquisition to expand its leadership in the $1.5 billion digital-TV market.
•
On March 30, ST, Intel and Francisco partners closed the transaction formally launching their Numonyx flash-memory joint venture, which ST will report under the equity method of consolidation, deconsolidating from ST’s Income Statement the results of Flash Memory Group.

•	On April 2, ST announced a share repurchase plan, which authorizes the Company to repurchase up to 30 million shares of ST’s common stock.
•
On April 7th, ST inaugurated its new Greater China headquarters building, in Shanghai. The ceremony was organized to highlight ST’s determination to further increase its presence in one of the world’s fastest growing economic regions.

•
On April 10th, ST and NXP announced an agreement to merge portions of their wireless businesses that together generated $3 billion in revenue during 2007. For an investment of $1.55 billion, which included a control premium, ST will own 80% of the joint venture and the companies have agreed on a future exit mechanism for NXP’s 20% interest that includes put and call options, exercisable beginning three years from the formation of the JV.

Products, Technology and Design Wins

Application-Specific Product Highlights

•
In mobile communications, ST announced new hardware features of its Nomadik processor, and multiple platform availability, including Symbian OS/S60, Linux, Windows Mobile, Windows Embedded CE and the Trolltech Qtopia application environment. ST also introduced the world’s first 24-bit audio DAC with Playback Time Extender™ technology for mobile music applications. The device is especially suitable for mobile phones, as it could enable the doubling, or more, of the typical music playback time currently available on cellular phones, to go beyond 20 hours.

•
In mobile connectivity, ST introduced a 65nm Bluetooth®/FM Radio combo chip to meet the demanding integration and cost requirements of the mobile phone market. The IC combines Bluetooth wireless functionality with an FM radio transceiver, enabling users to play the music stored on their mobile phone on an FM car radio or home stereo.

•
In imaging, ST introduced the market’s smallest 2-megapixel single-chip camera sensor for mobile applications. Coupling low space requirements with advanced image-processing capabilities, ST’s latest mobile-phone camera sensor addresses consumers’ appetite for full-featured imaging solutions in increasingly popular thin-profile handsets.

•	In communications infrastructure, ST gained design wins for two highly-complex 65nm digital ASICs for a market-leading network-router customer.

•
In digital consumer, ST confirmed its leadership position for the shipment of MPEG-2 and H.264 decoder chips for integrated digital TV sets (iDTVs) for the European market. ST also introduced a cost-optimized iDTV platform that provides demodulation, MPEG-2 HD and standard-definition (SD) decoding, full HD video processing, high-quality audio, and video switching functions for iDTV sets worldwide.

•
Additionally, ST announced a new single-chip HD set-top-box decoder combining both the demodulation and decoder functions on a single device, designed to meet the requirements of major satellite operators worldwide, including the increasingly fast transition to the DVB-S2 satellite broadcast standard, and allowing OEMs to target the high-volume market for consumers moving to HD services.

•
Also in consumer, ST launched a pair of audio chips in its all-digital Sound Terminal™ Family for home theater audio systems: a new digital power amplifier that is capable of driving up to 100 watts per channel of audio into stereo 8-ohm loads; and an audio processor that uses ST’s proprietary FFX (full flexible amplification) digital modulation technology.

•
In computer peripherals, ST gained two SoC design wins from a leading hard-disk drive (HDD) maker and also launched an HDD motor-control chip for demanding enterprise-level applications. In printers, ST gained big design wins in Japan and Korea for its SPEAr™ (Structured Processor Enhanced Architecture) processor; and one from a major customer for an ASIC specifically for printers for emerging markets. ST also produced the first 0.18-micron BCD8 prototypes of a power combo motor driver IC for a leading printer maker.

•
In medical applications, following the success of the evaluation trials conducted at the National University Hospital of Singapore, ST and Veredus Laboratories announced the commercial availability of VereFlu™, a portable lab-on-chip application for rapid detection of all major influenza types at the point of need. VereFlu is a breakthrough molecular diagnostic test that can detect infection with high accuracy and sensitivity, within two hours.

•
In car communications, ST announced that its Nomadik-platform based Cartesio automotive-grade application processor, with embedded GPS for navigation and telematics, will enable several products from Garmin, a world leader in portable navigation. Garmin is to integrate Cartesio in a range of navigation systems, including its new nüvi 205 Personal Navigation Device. Additionally, ST announced the industry’s first integrated power-management chip for MOST (Media Oriented Systems Transport) networks, which are commonly used in the automotive sector. The chip was jointly designed with MOST network-processor-market leader SMSC.

•
In car radio applications, ST’s three-chip digital broadcasting solution, which powers SIRIUS Backseat TV™, recently received important recognition with the application winning the Automotive News PACE (Premier Automotive Suppliers’ Contribution to Excellence) award. SIRIUS Backseat TV is offered in Chrysler, Dodge and Jeep vehicles.

•
In automotive powertrain applications, ST’s strength in engine management was confirmed by a design win for a reference platform from a major European OEM for use in China and India, as well as in Europe. Additionally, ST gained a key design win for an alternator controller IC for use in the new Tata Nano car from India. ST also achieved a design win in energy-saving and fuel-consumption optimization from a major European OEM. And in car safety, ST’s automotive camera module prototype was delivered to European car makers.

•
In car body applications, ST’s smart-power products have continued to be accepted by key players in Europe, North America and Korea with several sockets being won in various applications. ST also gained a design win for a dedicated ASIC from European and North American customers for emerging applications using LED drivers.

•
In automotive microcontrollers (MCUs), ST launched its new STM8 8-bit MCU platform, aimed at automotive and multi-segment applications. Prototypes of the first STM8 device have already been delivered to several tier-one customers for use in a large variety of automotive applications. A further milestone in the MCU area was achieved by the joint ST and Freescale design program with the launch of four 32-bit Power Architecture™ MCUs.

Industrial and Multi-Segment Product Highlights

•
In general-purpose microcontrollers, in addition to the launch of the STM8 8-bit MCU platform, which will be ramping up in volume later this year for multiple markets, ST’s leading-edge 32-bit STM32 Cortex-M3 based platform gained further industry recognition with the winning of a best tools prize at the 2008 Embedded Awards by Hitex’s STM32 PerformanceStick evaluation kit.

•
In MEMS applications, ST gained three significant design wins for its motion sensing accelerometers for mobile consumer products. In addition, ST announced that its three-axis acceleration sensors are being used to enable motion control in the new Air Mouse and Music Remote from Gyration, the consumer electronics brand from Movea, Inc.Gyration’s in-air motion-control products use ST’s accelerometer technology to translate natural hand movements into on-screen action, accurately responding to changes in position and direction.

•
In the fast emerging NFC (Near Field Communication) market, which provides advanced wireless or ‘contactless’ services for users, such as electronic payment via mobile phone, ST introduced a secure SoC solution, based on the ST21 smart card MCU, that integrates all the necessary hardware and software for a complete NFC system.

•
In memory ICs, ST announced that it is the first to offer a complete serial EEPROM portfolio from 2 Kbit to 128 Kbit in both I2C and SPI versions, benefiting from space-saving MLP (Micro Leadframe Package) technology.

•
For power conversion markets, ST gained design wins for its smart-power converters in products as different as induction cookers and audio applications, together with backlight driver ICs for display panels. ST also released details of a new flexible and cost-saving controller for high-performance flyback power converters.

•
In power discretes, ST announced two new power MOSFETs that use ST’s proprietary STripFET™ technology to deliver extremely low conduction and switching losses, aimed at the most demanding DC-DC converter applications. ST was also awarded a design win for a custom device for a major automotive energy-saving program; and multiple wins for its MDmesh™ II technology in various segments. The Company also further strengthened its hand in delivering world-class power components with various design wins for power bipolar, power RF, and IGBTs for a myriad of applications from medical to portable radios.

•
In protection ICs, ST introduced a new series of high-temperature TRIACs that can maintain full performance up to a temperature of 150 degrees C in appliance motor-control applications. The Company earned an important design win in this field, too. ST also introduced new ICs that combine EMI filtering and ESD protection in a single ultra-compact package, enabling system designers of mobile phones, among other applications, to implement both functions in board space that previously only accommodated just the ESD protection alone.

•
In linear and interface ICs, ST achieved numerous design wins in a range of applications, including many from market leaders within their segment. Additionally, ST announced a low-profile stereo headset amplifier IC, optimized for feature-phone applications, that improves audio performance, extends battery life and enables more responsive user controls compared to existing solutions.

•
In advanced analog, ST gained design wins for real-time clock (RTC) chips with major companies in server and computer-peripheral applications, in addition to starting a major project for a medical application. The Company also introduced a new series of drop-in replacement precision digital-output temperature sensors that are ideal for low-power applications in a broad range of product areas. In advanced logic products, ST gained two important design wins: the first for a 6-bit level translator for a dual memory card with a leading mobile phone maker; and the second for a 24-bit LED driver IC for an outdoor display-panel application.

All of STMicroelectronics’ press releases (including all releases in Q1) are available at www.st.com/stonline/press/news/latest.htm

Nomadik, Playback Time Extender, SPEAr, STripFET and MDmesh are trademarks of STMicroelectronics. All other trademarks or registered trademarks are the property of their respective owners.

Some of the statements contained in this release that are not historical facts are statements of future expectations and other forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934, each as amended) based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those in such statements due to, among other factors:

•	future developments of the world semiconductor market, in particular the future demand for semiconductor products in the key application markets and from key customers served by our products;

•	the results of actions by our competitors, including new product offerings and our ability to react thereto;

•	curtailments of purchases from key customers or pricing pressures which are highly variable and difficult to predict;

•	the financial impact of obsolete or excess inventories if actual demand differs from our anticipations;

•	the impact of intellectual-property claims by our competitors or other third parties, and our ability to obtain required licenses on reasonable terms and conditions;

•	the outcome of ongoing litigation as well as any new litigation to which we may become a defendant;

•
changes in the exchange rates between the US dollar and the Euro, compared to an assumed effective exchange rate of US $1.55 = €1.00 and between the U.S. dollar and the currencies of the other major countries in which we have our operating infrastructure;

•
our ability to manage in an intensely competitive and cyclical industry, where a high percentage of our costs are fixed, incurred in currencies other than US dollars which is our reporting currency and difficult to reduce in the short term, including our ability to adequately utilize and operate our manufacturing facilities at sufficient levels to cover fixed operating costs;

•	our ability to restructure in accordance with our plans if unforeseen events require adjustments or delays in implementation;

•
our ability in an intensively competitive environment to secure customer acceptance and to achieve our pricing expectations for high-volume supplies of new products in whose development we have been, or are currently, investing;

•	the ability of our suppliers to meet our demands for supplies and materials and to offer competitive pricing;

•
significant differences in the gross margins we achieve compared to expectations, based on changes in revenue levels, product mix and pricing, capacity utilization, variations in inventory valuation, excess or obsolete inventory, manufacturing yields, changes in unit costs, impairments of long-lived assets (including manufacturing, assembly/test and intangible assets), and the timing, execution and associated costs for the announced  transfer of manufacturing from facilities designated for closure and associated costs, including start-up costs;

•
changes in the economic, social or political environment, including military conflict and/or terrorist activities, as well as natural events such as severe weather, health risks, epidemics or earthquakes in the countries in which we, our key customers and our suppliers, operate;

•
changes in our overall tax position as a result of changes in tax laws or the outcome of tax audits, and our ability to accurately estimate tax credits, benefits, deductions and provisions and to realize deferred tax assets.

Such forward-looking statements are subject to various risks and uncertainties, which may cause actual results and performance of our business to differ materially and adversely from the forward-looking statements. Such forward-looking statements can be identified by the use of forward-looking terminology such as “believes,” “may,” “will,” “should,” “would be” or “anticipates” or similar expressions or the negative thereof or other variations thereof, or by discussions of strategy, plans or intentions. Some of the risk factors we face are set forth and are discussed in more detail in “Item 3. Key Information—Risk Factors” included in our Annual Report on Form 20-F for the year ended December 31, 2007, as filed with the SEC on March 3, 2008. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this release as anticipated, believed or expected. We do not intend, and do not assume any obligation, to update any information or forward-looking statements set forth in this release to reflect subsequent events or circumstances.

Unfavorable changes in the above or other factors listed under “Risk Factors” from time to time in our SEC filings, including our Form 20-F, could have a material adverse effect on our results of operations or financial condition.

Conference Call Information
The management of STMicroelectronics will conduct a conference call on April 29, 2008, at 9:00 a.m. U.S. Eastern Time / 3:00 p.m. CET, to discuss operating performance for the first quarter of 2008.

The conference call will be available via the Internet by accessing the following Web address: http://investors.st.com. Those accessing the webcast should go to the Web site at least 15 minutes prior to the call, in order to register, download and install any necessary audio software. The webcast will be available until May 9, 2008.

About STMicroelectronics
STMicroelectronics is a global leader in developing and delivering semiconductor solutions across the spectrum of microelectronics applications. An unrivalled combination of silicon and system expertise, manufacturing strength, Intellectual Property (IP) portfolio and strategic partners positions the Company at the forefront of System-on-Chip (SoC) technology and its products play a key role in enabling today's convergence markets. The Company's shares are traded on the New York Stock Exchange, on Euronext Paris and on the Milan Stock Exchange. In 2007, the Company's net revenues were $10 billion. Further information on ST can be found at www.st.com.

(tables attached)

For further information, please contact:
INVESTOR RELATIONS:
Stanley March
Group Vice President, Investor Relations
Tel: +1.212.821.89.39
Fax: +1.212.821.89.23
stan.march@st.com

MEDIA RELATIONS:
Maria Grazia Prestini
Senior Director, Corporate Media and Public Relations
STMicroelectronics
Tel: + 41 22 929 6945
mariagrazia.prestini@st.com

STMicroelectronics N.V.
Consolidated Statements of Income
(in million of U.S. dollars, except per share data ($))

	Three Months Ended
	(Unaudited)	(Unaudited)
	March 30,	March 31,
	2008	2007

Net sales	2,461	2,269
Other revenues	17	7
NET REVENUES	2,478	2,276
Cost of sales	-1,579	-1,491
GROSS PROFIT	899	785
Selling, general and administrative	-304	-261
Research and development	-509	-435
Other income and expenses, net	9	-15
Impairment, restructuring charges and other related closure costs	-183	-12
Total Operating Expenses	-987	-723
OPERATING INCOME (LOSS)	-88	62
Other-than-temporary impairment charge on financial assets	-29	0
Interest income, net	20	17
Earnings (loss) on equity investments	0	7
INCOME (LOSS) BEFORE INCOME TAXES	-97	86
AND MINORITY INTERESTS
Income tax benefit (expense)	14	-11
INCOME (LOSS) BEFORE MINORITY INTERESTS	-83	75
Minority interests	-1	-1
NET INCOME (LOSS)	-84	74

EARNINGS (LOSS) PER SHARE (BASIC)	-0.09	0.08
EARNINGS (LOSS) PER SHARE (DILUTED)	-0.09	0.08

NUMBER OF WEIGHTED AVERAGE
SHARES USED IN CALCULATING	899.8	900.4
DILUTED EARNINGS (LOSS) PER SHARE

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended	Three Months Ended	Three Months Ended
	March 30,	December 31,	March 31,
In million of U.S. dollars	2008	2007	2007
	(Unaudited)	(Unaudited)	(Unaudited)

Cash flows from operating activities:
Net income (loss)	-84	20	74
Items to reconcile net income (loss) and cash flows from operating activities
Depreciation and amortization	341	334	398
Amortization of discount on convertible debt	4	5	4
Other-than-temporary impairment charge on financial assets	29	46	0
Other non-cash items	21	31	22
Minority interests	1	1	1
Deferred income tax	29	-135	-7
(Earnings) loss on equity investments	0	-2	-7
Impairment, restructuring charges and other related closure costs, net of cash payments	167	268	-7
Changes in assets and liabilities:
Trade receivables, net	96	38	100
Inventories, net	-142	15	-30
Trade payables	86	64	-34
Other assets and liabilities, net	-46	52	-38
Net cash from operating activities	502	737	476

Cash flows from investing activities:
Payment for purchases of tangible assets	-258	-405	-285
Payment for purchases of marketable securities	0	0	-445
Proceeds from sale of marketable securities	0	1	0
Proceeds from matured short-term deposits	0	0	250
Restricted cash	0	0	-32
Investment in intangible and financial assets	-25	-144	-19
Payment for business acquisitions, net of cash and cash equivalents acquired	-170	0	0
Net cash used in investing activities	-453	-548	-531

Cash flows from financing activities:
Proceeds from issuance of long-term debt	136	20	1
Repayment of long-term debt	-7	-13	-34
Capital increase	0	0	1
Net cash from (used in) financing activities	129	7	-32
Effect of changes in exchange rates	27	9	-1
Net cash increase (decrease)	205	205	-88

Cash and cash equivalents at beginning of the period	1,855	1,650	1,659
Cash and cash equivalents at end of the period	2,060	1,855	1,571

STMicroelectronics N.V.
CONSOLIDATED BALANCE SHEETS

As at	March 30,	December 31,	March 31,
In million of U.S. dollars	2008	2007	2007
	(Unaudited)	(Audited)	(Unaudited)

ASSETS
Current assets:
Cash and cash equivalents	2,060	1,855	1,571
Marketable securities	1,060	1,014	1,209
Trade accounts receivable, net	1,546	1,605	1,492
Inventories, net	1,539	1,354	1,676
Deferred tax assets	230	205	193
Assets held for sale	0	1,017	0
Other receivables and assets	626	612	533
Total current assets	7,061	7,662	6,674

Goodwill	314	290	224
Other intangible assets, net	317	238	208
Property, plant and equipment, net	5,391	5,044	6,295
Long-term deferred tax assets	270	237	130
Equity investments	1,035	0	274
Restricted cash	250	250	250
Non-current marketable securities	339	369	0
Other investments and other non-current assets	357	182	145
	8,273	6,610	7,526
Total assets	15,334	14,272	14,200

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Current portion of long-term debt	300	103	103
Trade accounts payable	1,114	1,065	957
Other payables and accrued liabilities	912	744	641
Deferred tax liabilities	13	11	6
Accrued income tax	139	154	56
Total current liabilities	2,478	2,077	1,763

Long-term debt	2,324	2,117	2,010
Reserve for pension and termination indemnities	302	323	348
Long-term deferred tax liabilities	32	14	61
Other non-current liabilities	306	115	103
	2,964	2,569	2,522
Total liabilities	5,442	4,646	4,285
Commitment and contingencies
Minority interests	54	53	53
Common stock (preferred stock: 540,000,000 shares authorized, not issued;	1,156	1,156	1,156
common stock: Euro 1.04 nominal value, 1,200,000,000 shares authorized, 910,298,305 shares issued, 899,771,765 shares outstanding)
Capital surplus	2,131	2,097	2,040
Accumulated result	5,190	5,274	6,160
Accumulated other comprehensive income	1,635	1,320	838
Treasury stock	-274	-274	-332
Shareholders' equity	9,838	9,573	9,862
Total liabilities and shareholders' equity	15,334	14,272	14,200

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date: April 29, 2008	By:	/s/ Carlo Ferro

	Name:	Carlo Ferro
	Title:	Executive Vice President and
Chief Financial Officer